EXHIBIT B

     Withdrawal Letter from Austin Ventures and Marathon Partners, L.P. to the Issuer dated February 12, 2003

February 12, 2003

Via Facsimile and Hand Delivery
To the Board of Directors of Hoover’s, Inc.
c/o Mr. Jeffrey Tarr,
Chairman and Chief Executive Officer
Hoover’s, Inc.
5800 Airport Boulevard
Austin, Texas 78752

Dear Mr. Tarr:

     Austin Ventures and Marathon Partners, L.P. thank you for your consideration of our proposal dated February 6, 2003, and for the cooperation and assistance provided by the Board of Directors, the officers and the staff of Hoover’s in connection with our due diligence efforts. Based on our discussions, and after further consideration, we have decided to withdraw our proposal.

Very truly yours,

AUSTIN VENTURES

By:	/s/ Ken DeAngelis Ken DeAngelis

MARATHON PARTNERS, L.P.

By:	Cibelli Capital Management, LLC its general partner

By:	/s/ Mario Cibelli Mario Cibelli, Managing Member